EXHIBIT 99.2: PRESS RELEASE
LDK Signs Contract to Purchase JYT Furnaces
XINYU CITY, China and SUNNYVALE, Calif., July 25 2008 — LDK Solar Co., Ltd (“LDK Solar”; NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, announced today that it has signed a contract to purchase production equipment from China-based JYT Corporation.
Under this contract, LDK Solar will purchase furnaces used in the manufacturing of multicrystalline and monocrystalline ingots for installation in its manufacturing facilities in Xinyu City. With the world’s largest current ingot loading capacity of 800 KG, LDK Solar expects these furnaces to reduce the Company’s electricity consumption and capital expenditures, while increasing production efficiency. Delivery will commence in 2008, and extend through 2010. LDK Solar is granted the exclusive right by JYT in purchasing and using this new equipment for the contract period. With this additional equipment, LDK Solar expects to reach 3.2 GW of annualized wafer capacity in 2010.
“We are pleased to establish a relationship with JYT,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar. “Our testing of their equipment yielded high quality ingots. By utilizing their cost efficient furnaces, we expect to lower our manufacturing expenses while expanding our wafer capacity.”
“We feel very excited to receive this large order from LDK Solar,” said Mr. Huanpei Feng, Chairman of the Board and CEO of JYT. “The partnership with LDK Solar is an important step toward our goal of becoming a world-class photovoltaic and semiconductor equipment manufacturer. We are determined to provide the best products and services to our customers.”
About LDK Solar (NYSE: LDK)
LDK Solar is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK Solar sells multicrystalline and monocrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, LDK Solar provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic. Its office in the United States is located in Sunnyvale, California.
About JYT Corporation
JYT Corporation, located in Beijing, China, is a leading manufacturer of solar and semiconductor equipment. Its products include float-zone crystal growers, Czochralski crystal growers, polysilicon reactors, directional solidification furnaces, Bridgeman crystal growers, etc. In 2007, JYT produced and sold approximately 600 silicon crystal growers. It is believed that for the past a few years JYT has produced more silicon crystal growers for the photovoltaic and semiconductor industry than any other companies in the world. JYT has passed ISO9001:2000 certification, and for many years in a row has received the Science and Technology Progress Award from the government. Its products have been exported to USA, Korea and Chinese Taiwan, etc. The revenue of JYT in 2007 is approximately 600 million RMB.

Safe Harbor/Forward Looking Statements
This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its activities; the effectiveness, profitability, and marketability of its products; the future trading of its securities; the ability of LDK Solar to operate as a public company; the period of time for which its current liquidity will enable LDK Solar to fund its operations; its ability to protect its proprietary information; general economic and business conditions; the volatility of its operating results and financial condition; its ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about LDK Solar and the industry.
LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although LDK Solar believes that the expectations expressed in these forward-looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.
For more information contact:

Jack Lai	Lisa Laukkanen
Executive VP and CFO	The Blueshirt Group for LDK Solar
LDK Solar Co., Ltd.	lisa@blueshirtgroup.com
IR@ldksolar.com	+1-415-217-4967
+1- 408-245-8801